Filed pursuant to Rule 433

Registration Statement Nos. 333-179186 and 333-183038

FOR IMMEDIATE RELEASE

August 3, 2012

MEXICO D.F., MEXICO – The United Mexican States (“Mexico”) announced today an invitation (the “Invitation”) (A) to holders of each series of Group A Bonds listed below to submit, in a modified Dutch auction for each series, offers to exchange each series of Group A Bonds for reopened 3.625% Global Notes due 2022 (the “Reopened 2022 Notes”), reopened 4.750% Global Notes due 2044 (the “Reopened 2044 Notes”) or reopened 5.750% Global Notes due 2110 (the “Reopened 2110 Notes”) and, in each case, if Mexico determines to pay an additional amount of cash, a U.S. dollar amount of cash as so determined, and (B) to holders of each series of Group B Bonds listed below to submit, in a modified Dutch auction for each series, offers to exchange each series of Group B Bonds for Reopened 2044 Notes or Reopened 2110 Notes and, in each case, if Mexico determines to pay an additional amount of cash, a U.S. dollar amount of cash as so determined. Group A Bonds and Group B Bonds are referred to collectively as the “Old Bonds” and the Reopened 2022 Notes, Reopened 2044 Notes and Reopened 2110 Notes are collectively referred to as the “Reopened Notes.” The 36 resulting possible exchange combinations are referred to as the “Combinations.”

GROUP A BONDS

Series of Bonds	Outstanding Principal Amount		ISIN	CUSIP	Relative Spread for Exchange into Reopened 2022 Notes (basis points)	Relative Spread for Exchange into Reopened 2044 Notes (basis points)	Relative Spread for Exchange into Reopened 2110 Notes (basis points)
6.375% Global Notes due 2013 (“2013 Notes)	U.S. $	1,168,414,000	US91086QAK40	91086QAK4	227	366	447
5.875% Global Notes due 2014 (“January 2014 Notes”)	U.S. $	1,291,108,000	US91086QAQ10	91086QAQ1	153	292	378
5.875% Global Notes due 2014 (“February 2014 Notes”)	U.S. $	1,490,000,000	US91086QAX60	91086QAX6	153	292	377
6.625% Global Notes due 2015 (“2015 Notes”)	U.S. $	1,343,649,000	US91086QAL23	91086QAL2	127	266	344
11.375% Global Bonds due 2016 (“2016 Bonds”)	U.S. $	1,681,197,000	US593048BA88	593048BA8	103	242	316
5.625% Global Notes due 2017 (“2017 Notes”)	U.S. $	3,500,000,000	US91086QAU22	91086QAU2	98	237	317

GROUP B BONDS

Series of Bonds	Outstanding Principal Amount		ISIN	CUSIP	Relative Spread for Exchange into Reopened 2044 Notes (basis points)	Relative Spread for Exchange into Reopened 2110 Notes (basis points)
5.95% Global Notes due 2019 (“2019 Notes)	U.S. $	2,928,103,000	US91086QAW87	91086QAW8	189	265
8.125% Global Bonds due 2019 (“2019 Bonds”)	U.S. $	1,352,366,000	US593048BN00	593048BN0	181	256
5.125% Global Notes due 2020 (“2020 Notes”)	U.S. $	3,000,000,000	US91086QAY44	91086QAY4	176	252
8% Global Notes due 2022 (“2022 Notes”)	U.S. $	714,348,000	US91086QAJ76	91086QAJ7	133	206
11.50% Global Bonds due 2026 (“2026 Bonds”)	U.S. $	338,580,000	US593048AX90	593048AX9	60	132
8.30% Global Notes due 2031 (“2031 Notes”)	U.S. $	1,626,187,000	US91086QAG38	91086QAG3	33	105
7.50% Global Notes due 2033 (“2033 Notes”)	U.S. $	1,105,207,000	US91086QAN88	91086QAN8	22	94
6.75% Global Notes due 2034 (“2034 Notes”)	U.S. $	3,261,044,000	US91086QAS75	91086QAS7	19	91
6.05% Global Notes due 2040 (“2040 Notes”)	U.S. $	4,250,000,000	US91086QAV05	91086QAV0	0	81

The terms and conditions of the Invitation are contained in the invitation supplement dated August 3, 2012, the prospectus supplement dated February 2, 2012 and the prospectus dated February 2, 2012 (collectively, the “Invitation materials”). Holders of Old Bonds located or resident outside the United States may not participate in the Invitation unless they confirm their status as qualified investors or that they meet other eligibility standards.

The Reopened 2022 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.625% Global Notes due 2022 (CUSIP No. 91086QBA5, ISIN US91086QBA58, Common Code 72900952). The Reopened 2044 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 4.750% Global Notes due 2044 (CUSIP No. 91086QBB3, ISIN US91086QBB32, Common Code 75647727). The Reopened 2110 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942).

The Invitation will begin on August 3, 2012. The Invitation and withdrawal rights will expire at 5:00 P.M, New York City time, on August 9, 2012 (such date and time, as they may be extended, the “Expiration Date”), unless extended or earlier terminated by Mexico in its sole discretion.

Consideration to be Received Pursuant to Offers

Holders that offer to exchange Old Bonds pursuant to the Invitation and whose offers are accepted by Mexico will receive, in exchange for each U.S. $1,000 principal amount of Old Bonds exchanged in the Invitation:

•

a principal amount of Reopened Notes of the relevant series equal to the product of (1) U.S. $1,000 and (2) the applicable Exchange Ratio, with the aggregate principal amount of the Reopened Notes to be issued to the holder being rounded down to the nearest U.S. $2,000;

•	if the holder is exchanging 2040 Notes for Reopened 2044 Notes, the Base Cash Component;

•	if Mexico accepts competitive offers for the applicable Combination, a cash payment, referred to as the “Clearing Cash Payment”; and

•	a payment in cash in respect of rounded amounts.

The “Exchange Ratio” for each Combination will be equal to:

•	the relevant Old Bond Exchange Value, divided by

•	the relevant Reopened Note Exchange Value.

The Exchange Ratio will be rounded to the fifth decimal place, with 0.000005 rounded to 0.00001.

The Base Cash Component applies only to exchanges of 2040 Notes for 2044 Notes. The Base Cash Component is U.S. $250.00 for each U.S. $1,000 principal amount of 2040 Notes accepted for exchange.

The purpose of the Base Cash Component is to ensure that all Reopened Notes will be fungible for U.S. tax purposes. Mexico reserves the right to modify the Base Cash Component prior to 6:00 P.M., New York City time, on the business day prior to the Expiration Date, in order to ensure that all of the 2044 Notes to be issued will be fungible for U.S. tax purposes, and Mexico may reduce or eliminate the Base Cash Component to the extent that it is not necessary to ensure fungibility. The Base Cash Component will be deducted from the Old Bond Exchange Value for the 2040 Notes when calculating the Exchange Ratio for exchanges of 2040 Notes for Reopened 2044 Notes, as described below.

The aggregate principal amount of each series of Reopened Notes that will be issued to each holder will be rounded down to the nearest U.S. $2,000, and the holder will receive a cash payment in respect of the principal amount not issued as a result of that rounding. The cash payment for rounding will be an amount equal to the principal amount not issued multiplied by the applicable Reopened Note Exchange Value divided by U.S. $1,000.

Holders will not receive a payment in respect of any accrued and unpaid interest on their Old Bonds accepted for exchange. Holders will also not be required to pay an amount equal to the interest accrued since the last interest payment date on the Reopened Notes issued to them. These amounts have been incorporated into and form part of the calculation of the Exchange Ratio, which will affect the principal amount of Reopened Notes they receive. Holders of Old Bonds accepted for exchange will continue to receive any interest due and payable on the next regular interest payment date for their Old Bonds if the interest payment date occurs during the period from the commencement of the Invitation to the Settlement Date for the Invitation.

Old Bond Exchange Values, Reopened Note Exchange Values, Minimum Clearing Cash Payments and Clearing Cash Payments

The “Old Bond Exchange Value” for each series of Old Bonds will be the sum of:

1.	a price per U.S. $1,000 principal amount of such Old Bonds (rounded to two decimal places, with U.S. $0.005 rounded to U.S. $0.01) intended to result in a yield to maturity of such Old Bonds on the Settlement Date equal to the sum of:

•	the relevant UST Benchmark Rate, plus

•	the relevant Benchmark Spread, minus

•	the Relative Spread for the relevant Combination (expressed as a percentage),

plus

2.	the amount of interest accrued on each U.S. $1,000 principal amount of Old Bonds of the relevant series (rounded to two decimal places, with U.S. $0.005 rounded to U.S. $0.01) during the period from and including the most recent interest payment date on the Old Bonds of such series to but excluding the Settlement Date, minus

3.	in the case of an exchange of 2040 Notes for Reopened 2044 Notes, the Base Cash Component.

The “UST Benchmark Rate” means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Page BBT1 of the Bloomberg U.S. Treasury Pricing Monitor, or any recognized quotation source selected by Mexico in its sole discretion if the Bloomberg U.S. Treasury Monitor is not available or is manifestly erroneous, as of approximately 5:00 P.M., New York City time, on the business day prior to the Expiration Date, for the relevant UST Bond.

“UST Bond” means:

•

in the case of Old Bonds being exchanged for Reopened 2022 Notes (or the calculation of the Reopened Note Exchange Value for the Reopened 2022 Notes), the U.S. Treasury 1.750% Note due May 15, 2022, and

•

in the case of Old Bonds being exchanged for Reopened 2044 Notes or Reopened 2110 Notes (or the calculation of the Reopened Note Exchange Value for the Reopened 2044 Notes or Reopened 2110 Notes), the U.S. Treasury 3.000% Bond due May 15, 2042.

The “Benchmark Spread” means the spread (as determined and, as soon as practicable thereafter, announced by Mexico), as of approximately 5:00 P.M., New York City time, on the business day prior to the Expiration Date:

•

in the case of Old Bonds being exchanged for Reopened 2022 Notes (or the calculation of the Reopened Note Exchange Value for the Reopened 2022 Notes), of the outstanding 2022 Notes over the relevant UST Benchmark Rate, and

•

in the case of Old Bonds being exchanged for Reopened 2044 Notes or Reopened 2110 Notes (or the calculation of the Reopened Note Exchange Value for the Reopened 2044 Notes or Reopened 2110 Notes), of the outstanding 2044 Notes or 2110 Notes, as applicable, over the relevant UST Benchmark Rate.

The “Relative Spread” for each Combination of Group A Bonds is set forth below:

Old Bond Series	Relative Spread for Exchange into
	Reopened 2022 Notes	Reopened 2044 Notes	Reopened 2110 Notes
2013 Notes	227	366	447
January 2014 Notes	153	292	378
February 2014 Notes	153	292	377
2015 Notes	127	266	344
2016 Bonds	103	242	316
2017 Notes	98	237	317

The “Relative Spread” for each Combination of Group B Bonds is set forth below:

Old Bond Series	Relative Spread for Exchange into
	Reopened 2044 Notes	Reopened 2110 Notes
2019 Notes	189	265
2019 Bonds	181	256
2020 Notes	176	252
2022 Notes	133	206
2026 Bonds	60	132
2031 Notes	33	105
2033 Notes	22	94
2034 Notes	19	91
2040 Notes	0	81

The “Reopened Note Exchange Value” for each series of Reopened Notes will be the sum of:

1.	a price per U.S. $1,000 principal amount of such Reopened Notes (rounded to two decimal places, with U.S. $0.005 rounded to U.S. $0.01) intended to result in a yield to maturity of such Reopened Notes on the Settlement Date equal to the sum of:

•	the relevant UST Benchmark Rate, plus

•	the relevant Benchmark Spread (expressed as a percentage),

plus

2.	the amount of interest accrued on each U.S. $1,000 principal amount of the corresponding outstanding 2022 Notes, the 2044 Notes or 2110 Notes, as the case may be (rounded to two decimal places, with U.S. $0.005 rounded to U.S. $0.01), during the period from and including the most recent interest payment date on such notes to but excluding the Settlement Date.

At or around 5:00 P.M., New York City time, on the business day prior to the Expiration Date, Mexico will determine and, as soon as practicable thereafter, announce the UST Benchmark Rates, the Benchmark Spreads, each Old Bond Exchange Value, each Reopened Note Exchange Value and the Exchange Ratio for each Combination.

The “Clearing Cash Payment” for each Combination will be an amount, for each U.S. $1,000 principal amount of the relevant series of Old Bonds tendered and accepted for exchange into the relevant series of Reopened Notes, determined by Mexico in its sole discretion pursuant to a separate modified Dutch auction for each Combination and announced by Mexico at or around 9:00 A.M., New York City time, on the Announcement Date (as defined below), or as soon as practicable thereafter. For each Combination, the Clearing Cash Payment will not be less than zero, the Minimum Clearing Cash Payment.

Submission of Offers

Offers must be submitted at or prior to 5:00 P.M., New York City time, on the Expiration Date. Each offer may be either:

•	a competitive offer, setting forth the cash payment (the “Offer Price”) the holder is willing to accept as the Clearing Cash Payment in respect of the Combination that is the subject of the offer, or

•	a non-competitive offer. By submitting a non-competitive offer, the holder will agree to accept the Clearing Cash Payment established by Mexico for the relevant Combination, which could be zero.

Each Offer Price for the Old Bonds that are the subject of an Offer must be expressed in increments of U.S. $0.01 with a minimum Offer Price of U.S. $0.01. Offers may be submitted only by direct participants in DTC, Euroclear or Clearstream, Luxembourg. Custodians, direct participants and clearing systems might have deadlines prior to the Expiration Date for receiving instructions and should be contacted as soon as possible to ensure proper and timely delivery of instructions.

Determination and Announcement of Clearing Cash Payments, Results of Invitation and Proration Factors

Following the Expiration Date, Mexico will determine the Clearing Cash Payment applicable to each Combination for which it will accept competitive offers and the applicable proration factor, if any, for each Combination for which it will accept any offers.

If Mexico determines to accept any offers, it will, at or around 9:00 A.M., New York City time, on the Announcement Date, or as soon as possible thereafter, determine and announce by press release to the News Service:

•	the Clearing Cash Payment applicable to each Combination, which may not be less than the Minimum Clearing Cash Payment of zero.

•	the aggregate principal amount of Reopened Notes (which could be zero) to be issued in exchange for each series of Old Bonds pursuant to accepted offers,

•	the aggregate principal amount of Old Bonds of each series (which could be zero) to be acquired in exchange for each series of Reopened Notes pursuant to accepted offers, and

•	any proration applicable to any Combination.

Settlement

If the Invitation is consummated, the Settlement Date will be the sixth business day following the Announcement Date, or as soon as practicable thereafter. Mexico expects the Settlement Date will be August 20, 2012, unless the Invitation is extended.

Additional Information

The Invitation materials may be downloaded from the Invitation Website at http://www.bondcom.com/ums or obtained from the information and exchange agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from any of the dealer managers.

The dealer managers for the Invitation are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036 In the United States: (888) 292-0070 (U.S. toll free) Outside the United States: (646) 855-3401

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

In the United States: (800) 820-1653

(U.S. toll free)

(212) 538-2147 (collect)

Outside the United States: +44 20 7883 8763/7161

Goldman, Sachs & Co. 200 West Street New York, New York 10282 In the United States: (800) 828-3182 (U.S. toll free) Outside the United States: (212) 902-5183

The invitation supplement, the prospectus supplement and the prospectus comprising the Invitation are available from the SEC’s website at http://sec.gov/Archives/edgar/data/101368/000119312512333679/d390765d424b5.htm (invitation supplement) and http://sec.gov/Archives/edgar/data/101368/000119312512043482/d294194d424b2.htm (prospectus supplement and prospectus).

Mexico has filed a registration statement (including the invitation supplement, the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the dealer managers or the information and exchange agent will arrange to send you the invitation supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the Invitation and the transactions contemplated by the Invitation may be restricted by law in certain jurisdictions. Mexico is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Invitation in accordance with the terms thereof are referred to as “holders.”

Important Notice to Non-U.S. Holders

Certain holders of Old Bonds outside of the United States may not be eligible for the Invitation. Holders outside of the United States should go to www.bondcom.com/ums to verify their eligibility and obtain access to the Invitation materials. EACH BENEFICIAL HOLDER IN THE EUROPEAN UNION, BY REQUESTING ACCESS TO THE INVITATION MATERIALS OR TAKING ANY OTHER ACTION TO PARTICIPATE IN THE INVITATION, SHALL BE DEEMED TO REPRESENT AND WARRANT TO MEXICO, THE DEALER MANAGERS AND THE INFORMATION AND EXCHANGE AGENT THAT IT IS A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS DIRECTIVE). Prospectus Directive shall mean Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offering material relating to the Invitation has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the Invitation as well as any other materials relating to the Invitation may not be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium, except in circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

In Italy, this announcement is only being distributed to and is only directed at, and the Invitation materials may only be distributed, directly or indirectly, to, qualified investors.

The Reopened Notes may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The Reopened Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes or that the information contained in this invitation supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared the Invitation materials and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:

Bondholder Communications Group, LLC

Attention: Monique Santos

30 Broad Street, 46th floor

New York, NY 10004

Tel. +1 212 809 2663

msantos@bondcom.com

In the United States: 1-888-385-2663

Outside of the United States: 1-212-809-2663

In London: 28 Throgmorton St., 1st Floor

London EC2N 2AN

Tel: +44 20 7382 4580

website: www.bondcom.com/ums